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As filed with the Securities and Exchange Commission on February 16, 2007

Registration No. 333-137506

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 1
TO
FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NYSE Euronext, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6200 (Primary Standard Industrial Classification Code Number)	20-5110848 (I.R.S. Employer Identification No.)
c/o NYSE Group, Inc. 11 Wall Street New York, New York 10005 (212) 656-3000

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Rachel F. Robbins, Esq.
Executive Vice President and General Counsel
NYSE Group, Inc.
11 Wall Street
New York, New York 10005
(212) 656-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David C. Karp, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Victor I. Lewkow, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒     Registration No. 333-137506

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

        This post-effective Amendment No. 1 to NYSE Euronext, Inc.'s Registration Statement on Form S-4 (Registration No. 333-137506) is being filed for the sole purpose of amending the exhibit index to update references in, and/or include, Exhibits 2.1, 3.1, 3.2, 8.2, 10.64, 10.65, 23.8, 99.1, 99.2, 99.3, 99.5, 99.6, 99.7, 99.8, 99.32, 99.33, 99.34 and 99.35.

2

Item 21. Exhibits and Financial Statement Schedules.

  (a)
  The following exhibits are filed herewith or incorporated herein by reference unless otherwise indicated:

Exhibit No.	Description
2.1
Combination Agreement, dated as of June 1, 2006, by and among NYSE Group, Inc., Euronext N.V., NYSE Euronext, Inc. and Jefferson Merger Sub, Inc., as amended and restated as of November 24, 2006 (included as Annex A to the prospectus dated February 15, 2007 forming a part of this Registration Statement and filed pursuant to Rule 424(b)(3) on February 16, 2006)
3.1
Form of Amended and Restated Certificate of Incorporation of NYSE Euronext (included as Annex E to the prospectus dated February 15, 2007 forming a part of this Registration Statement and filed pursuant to Rule 424(b)(3) on February 16, 2006)
3.2
Form of Amended and Restated Bylaws of NYSE Euronext (included as Annex F to the prospectus dated February 15, 2007 forming a part of this Registration Statement and filed pursuant to Rule 424(b)(3) on February 16, 2006)
5.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding legality of securities being registered.+
8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain U.S. federal income tax matters, dated November 27, 2006.+
8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain U.S. federal income tax matters, dated January 9, 2006.
10.1
Amended and Restated Support and Lock-Up Agreement, dated as of July 20, 2005, by and among GS Archipelago Investment, L.L.C., SLK-Hull Derivatives LLC, Goldman Sachs Execution and Clearing, L.P. and New York Stock Exchange, Inc. (Incorporated by reference to Annex C to NYSE Group's registration statement on Form S-4 (File No. 333-126780))
10.2
Amended and Restated Support and Lock-Up Agreement, dated as of July 20, 2005, by and among General Atlantic Partners 77, L.P., GAP-W Holdings, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., GAPCO GmbH & Co. KG and New York Stock Exchange, Inc. (Incorporated by reference to Annex B to NYSE Group's registration statement on Form S-4 (File No. 333-126780))
10.3
Amended and Restated Support and Lock-Up Agreement, dated as of July 20, 2005, by and between GSP, LLC and New York Stock Exchange, Inc. (Incorporated by reference to Annex D to NYSE Group's registration statement on Form S-4 (File No. 333-126780))
10.4
Employment Agreement, dated as of August 27, 2003, by and between New York Stock Exchange, Inc. and Richard A. Grasso (Incorporated by reference to Exhibit 10.6 to NYSE Group's registration statement on Form S-4 (File No. 333-126780))
10.5
Letter Agreement, dated as of January 15, 2004, by and between New York Stock Exchange, Inc. and John Thain (Incorporated by reference to Exhibit 10.7 to NYSE Group's registration statement on Form S-4 (File No. 333-126780)
10.6
Letter Agreement, dated as of December 1, 2004, by and between New York Stock Exchange, Inc. and John Thain (Incorporated by reference to Exhibit 10.8 to the NYSE Group, Inc.'s registration statement on Form S-4 (File No. 333-126780))

10.7
Letter Agreement, dated as of April 6, 2005, by and between New York Stock Exchange, Inc. and Catherine R. Kinney (Incorporated by reference to Exhibit 10.10 to the NYSE Group, Inc.'s registration statement on Form S-4 (File No. 333-126780))
10.8
Employment Agreement, dated December 19, 2001, between Archipelago Holdings, L.L.C. and Gerald D. Putnam (Incorporated by reference to Exhibit 10.26 to Archipelago's registration statement on Form S-1 (File No. 333-11326) )
10.9
Amendment, dated May 4, 2004, to the Employment Agreement between Archipelago Holdings, L.L.C. and Gerald D. Putnam (Incorporated by reference to Exhibit 10.27 to Archipelago's registration statement on Form S-1 (File No. 333-11326))
10.10
Form of Indemnification Agreement, between Archipelago Holdings, L.L.C. and certain indemnitees specified therein (Incorporated by reference to Exhibit 10.29 to Archipelago's registration statement on Form S-1 (File No. 333-11326))
10.11
Amended and Restated Change In Control Severance Agreement, dated as of June 15, 2004, between Archipelago Holdings, L.L.C. and Nelson J. Chai (Incorporated by reference to Exhibit 10.34 to Archipelago's registration statement on Form S-1 (File No. 333-11326))
10.12
Amended and Restated Change In Control Severance Agreement, dated as of June 15, 2004, between Archipelago Holdings, L.L.C. and Michael A. Cormack (Incorporated by reference to Exhibit 10.35 to Archipelago's registration statement on Form S-1 (File No. 333-11326))
10.13
Amended and Restated Change In Control Severance Agreement, dated as of June 15, 2004, between Archipelago Holdings, L.L.C. and Kevin J.P. O'Hara (Incorporated by reference to Exhibit 10.36 to Archipelago's registration statement on Form S-1 (File No. 333-11326))
10.14
Agreement by and between Archipelago Holdings, Inc. and Gerald D. Putnam, dated as of December 30, 2005 (Incorporated by reference to Exhibit 10.1 to the 8-K filed by Archipelago with the SEC on December 30, 2005)
10.15
Form of Agreement by and between Archipelago Holdings, Inc. and each other executive officer, dated as of December 30, 2005 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Archipelago with the SEC on December 30, 2005)
10.16
Shareholders' Agreement, dated as of July 17, 1972, as amended, by and among New York Stock Exchange, Inc., the American Stock Exchange and Securities Industry Automation Corporation (Incorporated by reference to Exhibit 10.11 to the NYSE Group, Inc.'s registration statement on Form S-4 (File No. 333-126780))
10.17
Facilities Management Agreement, dated as of February 23, 1977, by and among New York Stock Exchange, Inc., Securities Industry Automation Corporation and the American Stock Exchange (Incorporated by reference to Exhibit 10.12 to the NYSE Group, Inc.'s registration statement on Form S-4 (File No. 333-126780))
10.18
First Amendment to NYSE/AMEX/SIAC Facilities Management Agreement, dated as of November 18, 1977, by and among New York Stock Exchange, Inc., Securities Industry Automation Corporation and the American Stock Exchange (Incorporated by reference to Exhibit 10.13 to the NYSE Group, Inc.'s registration statement on Form S-4 (File No. 333-126780))

10.19
Second Amendment to NYSE/AMEX/SIAC Facilities Management Agreement, dated as of August 13, 1979, by and among New York Stock Exchange, Inc., Securities Industry Automation Corporation and the American Stock Exchange (Incorporated by reference to Exhibit 10.14 to the NYSE Group, Inc.'s registration statement on Form S-4 (File No. 333-126780))
10.20
Registration Rights Agreement, dated as of October 20, 2005, by and among General Atlantic Partners 77, L.P., GAP-W Holdings, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., GAPCO GmbH & Co. KG, NYSE Group, Inc., and New York Stock Exchange, Inc. (Incorporated by reference to Exhibit 10.15 to the NYSE Group, Inc.'s registration statement on Form S-4 (File No. 333-126780))
10.21	NYSE Group, Inc. 2006 Stock Incentive Plan (Incorporated by reference to Exhibit 99.1 to the NYSE Group, Inc.'s registration statement on Form S-8, filed on March 8, 2006 (File No. 333-132284))
10.22	NYSE Group, Inc. 2006 Annual Performance Bonus Plan (Incorporated by reference to Exhibit 10.15 to the NYSE Group, Inc.'s registration statement on Form S-1 (File No. 333-132390))
10.23	New York Stock Exchange, Inc. Supplemental Executive Retirement Plan (Incorporated by reference to Exhibit 10.23 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.24
Amendment No. 1 to the New York Stock Exchange, Inc. Supplemental Executive Retirement Plan (Incorporated by reference to Exhibit 10.24 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.25
Amendment No. 2 to the New York Stock Exchange, Inc. Supplemental Executive Retirement Plan (Incorporated by reference to Exhibit 10.25 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.26
Amendment to the New York Stock Exchange, Inc. Supplemental Executive Retirement Plan (Incorporated by reference to Exhibit 10.26 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.27
Trust Under the New York Stock Exchange, Inc. Supplemental Executive Retirement Plan (Incorporated by reference to Exhibit 10.27 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.28	New York Stock Exchange, Inc. Supplemental Executive Savings Plan (Incorporated by reference to Exhibit 10.28 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.29
Amendment No. 1 to the New York Stock Exchange, Inc. Supplemental Executive Savings Plan (Incorporated by reference to Exhibit 10.29 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.30
Amendment No. 2 to the New York Stock Exchange, Inc. Supplemental Executive Savings Plan (Incorporated by reference to Exhibit 10.30 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.31
Amendment No. 3 to the New York Stock Exchange, Inc. Supplemental Executive Savings Plan (Incorporated by reference to Exhibit 10.31 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)

10.32
Amendment No. 4 to the New York Stock Exchange, Inc. Supplemental Executive Savings Plan (Incorporated by reference to Exhibit 10.32 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.33
Trust Under the New York Stock Exchange, Inc. Supplemental Executive Benefits Plans (Incorporated by reference to Exhibit 10.33 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.34	New York Stock Exchange, Inc. Capital Accumulation Plan (Incorporated by reference to Exhibit 10.34 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.35	Amendment No. 1 to the New York Stock Exchange, Inc. Capital Accumulation Plan (Incorporated by reference to Exhibit 10.35 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.36	Amendment No. 2 to the New York Stock Exchange, Inc. Capital Accumulation Plan (Incorporated by reference to Exhibit 10.36 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.37	Amendment No. 3 to the New York Stock Exchange, Inc. Capital Accumulation Plan (Incorporated by reference to Exhibit 10.37 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.38
New York Stock Exchange, Inc. Deferred Compensation Plan for Performance Awards (Incorporated by reference to Exhibit 10.38 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.39
Amendment No. 1 to the New York Stock Exchange, Inc. Deferred Compensation Plan for Performance Awards (Incorporated by reference to Exhibit 10.39 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.40
Amendment No. 2 to the New York Stock Exchange, Inc. Long Term Incentive Deferral Plan (Incorporated by reference to Exhibit 10.40 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.41	New York Stock Exchange, Inc. ICP Award Deferral Plan (Incorporated by reference to Exhibit 10.41 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.42	Amendment No. 1 to the New York Stock Exchange, Inc. ICP Award Deferral Plan (Incorporated by reference to Exhibit 10.42 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.43	New York Stock Exchange, Inc. Severance Pay Plan (Incorporated by reference to Exhibit 10.43 to the NYSE Group, Inc.'s Annual Report on Form 10-K filed on March 31, 2006)
10.44
Archipelago Holdings, L.L.C. 2000 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.16 to Archipelago Holdings, Inc.'s registration statement on Form S-1, filed on March 31, 2004 (File No. 333-113226))
10.45
Archipelago Holdings, L.L.C. 2003 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.17 to Archipelago Holdings, Inc.'s registration statement on Form S-1, filed on March 31, 2004 (File No. 333-113226))

10.46
Archipelago Holdings 2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10.18 to Archipelago Holdings, Inc.'s registration statement on Form S-1, filed on March 31, 2004 (File No. 333-113226))
10.47	Amended and Restated Clearing Agreement dated October 31, 2003 among LCH.Clearnet Group S.A., LCH.Clearnet Group, Euronext Amsterdam, Euronext Brussels, Euronext Lisbon and Euronext Paris.*+
10.48	Amended and Restated Clearing Agreement between LIFFE Administration and Management and LCH.Clearnet Limited dated July 16, 1996.*‡
10.49	The Umbrella Services Agreement among Euronext N.V., Atos Origin SA, AtosEuronext SA and Atos Euronext Market Solutions Holdings S.A.S. dated July 22, 2005.*+
10.50	Agreement governing the lease of Palais de la Bourse/Beurspaleis, Place de la Bourse/ Beursplein, 1000 Brussels, Belgium (unoffical English translation).*‡
10.51	Agreement governing the lease of Avenida da Liberdade, n.°196, 7°Piso, 1250-147, Lisbon, Portugal.*‡
10.52	Agreement governing the lease of 39, rue Cambon, 75039 Paris Cedex 01, France.*‡
10.53	Agreement governing the lease of Cannon Bridge House, 1 Cousin Lane, EC4R 3XX London, United Kingdom.*‡
10.54	Société des Bourses Françaises (SFB) stock option plan.‡
10.55	Euronext 2001 stock option plan.‡
10.56	Euronext 2002 stock option plan.‡
10.57	Euronext 2004 stock option plan.‡
10.58	Euronext 2005 Executive Incentive Plan and rules.‡
10.59	Employment Agreement, dated as of September 8, 2004 between Euronext Amsterdam N.V. and Mr. J.J.M. van der Does de Willebois.+
10.60	Employment Agreement, dated as of July 8, 1999 between LIFFE Administration and Management and Mr. Hugh Ronald Freedberg.+
10.61	Employment Agreement, dated as of June 3, 1995, effective January 1, 1996, between La Société de la Bourse des valeurs mobiiéres de Bruxelles S.C. and Mr. Olivier Lefebvre.+
10.62	Summary of Amendment to Employment Agreement, dated as of March 15, 2004, between Euronext Brussels S.A./N.V. and Mr. Olivier Lefebvre.+
10.63	Employment Agreement, dated as of January 26, 2005 between Euronext Lisbon and Dr. Miguel Athayde Marques.+
10.64
Letter Agreement, dated as of December 7, 2006, by and between NYSE Group, Inc. and John A. Thain (Incorporated by reference to Exhibit 10.1 to the 8-K filed by NYSE Group, Inc. with the SEC on December 15, 2006)
10.65
Credit Agreement by and among NYSE Euronext, Inc., NYSE Group, Inc., the Lenders, JPMorgan Chase Bank, N.A., the Presenting Banks, J.P. Morgan Europe Limited, J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Société Générale, and Citibank, N.A., dated as of January 5, 2007 (Incorporated by reference to Exhibit 10.1 to the 8-K filed by NYSE Euronext, Inc. with the SEC on January 9, 2007)

21.1	List of Subsidiaries of NYSE Euronext, Inc.+
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for NYSE Euronext, Inc.+
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for the NYSE Group, Inc.+
23.3	Consent of Ernst & Young LLP, independent accountants for Archipelago Holdings, Inc.+
23.4	Consent of Wachtell, Lipton, Rosen & Katz for opinion regarding legality of securities being registered (included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference)+
23.5	Consent of Wachtell, Lipton, Rosen & Katz for opinion regarding certain U.S. federal income tax matters (included part of its opinion filed as Exhibit 8.1)+
23.6	Consent of KPMG Accountants N.V., joint independent accountant for Euronext N.V.+
23.7	Consent of Ernst & Young Accountants, joint independent accountant for Euronext N.V.+
23.8	Consent of Wachtell, Lipton, Rosen & Katz for opinion regarding certain U.S. federal income tax matters (included part of its opinion filed as Exhibit 8.2)
99.1
Opinion of Citigroup Global Markets Inc. (included as Annex B to the prospectus dated February 15, 2007 forming a part of this Registration Statement and filed pursuant to Rule 424(b)(3) on February 16, 2006)
99.2
Opinion of Morgan Stanley & Co. Limited (included as Annex C to the prospectus dated February 15, 2007 forming a part of this Registration Statement and filed pursuant to Rule 424(b)(3) on February 16, 2006)
99.3
Opinion of ABN AMRO Corporate Finance France S.A. (included as Annex D to the prospectus dated February 15, 2007 forming a part of this Registration Statement and filed pursuant to Rule 424(b)(3) on February 16, 2006)
99.4	Consent of Citigroup Global Markets Inc.†
99.5	Consent of Morgan Stanley & Co. Limited
99.6	Consent of ABN AMRO Corporate Finance France S.A.
99.7
Report of Houlihan Lokey Howard & Zukin (Europe) Limited (included as Annex G to the prospectus dated February 15, 2007 forming a part of this Registration Statement and filed pursuant to Rule 424(b)(3) on February 16, 2006)
99.8	Consent of Houlihan Lokey Howard & Zukin (Europe) Limited.
99.9	Form of Proxy of NYSE Group, Inc.+
99.10	Consent of Jan-Michiel Hessels to be named as a director of NYSE Euronext, Inc.+
99.11	Consent of Marshall N. Carter to be named as a director of NYSE Euronext, Inc.+
99.12	Consent of John A. Thain to be named as a director of NYSE Euronext, Inc.+
99.13	Consent of Jean-François Théodore to be named as a director of NYSE Euronext, Inc.+
99.14	Consent of Ellyn L. Brown to be named as a director of NYSE Euronext, Inc.+
99.15	Consent of Sir George Cox to be named as a director of NYSE Euronext, Inc.+

99.16	Consent of André Dirckx to be named as a director of NYSE Euronext, Inc.+
99.17	Consent of William E. Ford to be named as a director of NYSE Euronext, Inc.+
99.18	Consent of Sylvain Hefes to be named as a director of NYSE Euronext, Inc.+
99.19	Consent of Dominique Hoenn to be named as a director of NYSE Euronext, Inc.+
99.20	Consent of Patrick Hoüel to be named as a director of NYSE Euronext, Inc.+
99.21	Consent of Shirley Ann Jackson to be named as a director of NYSE Euronext, Inc.+
99.22	Consent of James S. McDonald to be named as a director of NYSE Euronext, Inc.+
99.23	Consent of Duncan M. McFarland to be named as a director of NYSE Euronext, Inc.+
99.24	Consent of James J. McNulty to be named as a director of NYSE Euronext, Inc.+
99.25	Consent of Baron Jean Peterbroeck to be named as a director of NYSE Euronext, Inc.+
99.26	Consent of Alice M. Rivlin to be named as a director of NYSE Euronext, Inc.+
99.27	Consent of Ricardo Salgado to be named as a director of NYSE Euronext, Inc.+
99.28	Consent of Robert B. Shapiro to be named as a director of NYSE Euronext, Inc.+
99.29	Consent of Rijnhard van Tets to be named as a director of NYSE Euronext, Inc.+
99.30	Consent of Karl M. von der Heyden to be named as a director of NYSE Euronext, Inc.+
99.31	Consent of Sir Brian Williamson to be named as a director of NYSE Euronext, Inc.+
99.32
Valuation Report prepared by Citigroup Global Markets Limited, Société Génerale and JPMorgan Chase Bank, N.A. (included as Annex H to the prospectus dated February 15, 2007 forming a part of this Registration Statement and filed pursuant to Rule 424(b)(3) on February 16, 2006)
99.33	Consent of Citigroup Global Markets Limited
99.34	Consent of Société Générale
99.35	Consent of JPMorgan Chase Bank, N.A.

*
Portions of the exhibit have been omitted pursuant to a request for confidential treatment.

†
Previously filed with the NYSE Euronext Registration Statement on Form S-4 on September 21, 2006.

‡
Previously filed with Amendment No. 1 to the NYSE Euronext Registration Statement on Form S-4 on October 30, 2006.

+
Previously filed with Amendment No. 3 to the NYSE Euronext Registration Statement on Form S-4 on November 27, 2006.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 16, 2007.

NYSE EURONEXT, INC.
By:	/s/ JOHN A. THAIN
	Name:	John A. Thain
	Title:	Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JOHN A. THAIN John A. Thain	Chief Executive Officer (Principal Executive Officer)	February 16, 2007
/s/ NELSON CHAI Nelson Chai	Chief Executive Officer and Director (Principal Financial and Accounting Officer)	February 16, 2007
/s/ STÉPHANE BIEHLER Stéphane Biehler	Director	February 16, 2007
/s/ RACHEL F. ROBBINS Rachel F. Robbins	Director	February 16, 2007

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EXPLANATORY NOTE
SIGNATURES